EXHIBIT E

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated May 7, 2006

among

WACHOVIA CORPORATION,

BURR FINANCIAL CORPORATION

and

GOLDEN WEST FINANCIAL CORPORATION

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

Annex 1	Form of Voting Agreement
Annex 2	Form of Golden West Affiliate Letter

-iii-

AGREEMENT AND PLAN OF MERGER, dated May 7, 2006 (this “Agreement”), among Wachovia Corporation, a North Carolina corporation (“Wachovia”), Burr Financial Corporation, a North Carolina corporation and a wholly owned subsidiary of Wachovia (“Merger Sub”), and Golden West Financial Corporation, a Delaware corporation (“Golden West”).

RECITALS

A. The Proposed Transaction. The parties intend to effect a strategic business combination through the merger of Golden West with and into Merger Sub (the “Merger”), with Merger Sub the surviving corporation (the “Surviving Corporation”).

B. Board Determinations. The respective boards of directors of Wachovia, Merger Sub and Golden West have each determined that the Merger and the other transactions contemplated hereby are consistent with, and will further, their respective business strategies and goals, and are in the best interests of their respective stockholders and, therefore, have approved the Merger, this Agreement and the plan of merger contained in this Agreement.

C. Approval of Stockholder of Merger Sub. Wachovia, as the sole stockholder of Merger Sub, has approved this Agreement, the Merger and the other transactions contemplated hereby.

D. Intended Tax Treatment. The parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations thereunder, and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code.

E. Voting Agreements. As an inducement to and condition of Wachovia’s willingness to enter into this Agreement, each of Herbert M. Sandler, Marion O. Sandler and Bernard A. Osher (each of whom is a member of the Golden West Board) will enter (each in his or her capacity as a stockholder of Golden West) into voting and support agreements (each, a “Voting Agreement”), the form of which is attached as Annex 1. The Voting Agreements will be entered immediately prior to the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, Wachovia, Merger Sub and Golden West agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.01. Definitions. This Agreement uses the following definitions:

“Acquisition Proposal” means a tender or exchange offer to acquire more than 15% of the voting power in Golden West or any of its Significant Subsidiaries, a proposal for a merger, consolidation or other business combination involving Golden West or any of its Significant Subsidiaries or any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, Golden West or any of its Significant Subsidiaries, other than the transactions contemplated hereby and other than any sale of whole loans and securitizations in the ordinary course; provided, however, that for purposes of Section 8.03(a), references in this definition to “more than 15%” shall be deemed to be references to “25% or more”.

“Agreement” has the meaning assigned in the Preamble.

“Articles of Merger” has the meaning assigned in Section 2.03.

“BCA” means the Business Corporation Act of the State of North Carolina.

“Benefit Arrangement” means, with respect to each of Wachovia and Golden West, each of the following (a) under which any Employee or any of its current or former directors has any present or future right to benefits, (b) that is sponsored or maintained by it or its Subsidiaries, or (c) under which it or its Subsidiaries has had or has any present or future liability to any Employee or any of its current or former directors: each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, paid time off benefits and other employee benefit plan, agreement, program, policy or other arrangement (with respect to any of preceding, whether or not subject to ERISA).

“Benefits Transition Date” has the meaning assigned in Section 6.12(a).

“BHC Act” means the Bank Holding Company Act of 1956.

“Cash Amount” has the meaning assigned in Section 3.01.

“Cash Consideration” has the meaning assigned in Section 3.01.

“Certificate of Merger” has the meaning assigned in Section 2.03.

“Closing” has the meaning assigned in Section 2.02.

“Closing Date” has the meaning assigned in Section 2.02.

“Code” has the meaning assigned in the Recitals.

“Confidentiality Agreement” has the meaning assigned in Section 6.05(b).

“Constituent Documents” means the charter or articles or certificate of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

“Costs” has the meaning assigned in Section 6.11(a).

“Covered Employees” has the meaning assigned in Section 6.12(a).

“Disclosure Schedule” has the meaning assigned in Section 5.01.

“Dissenting Shareholder” has the meaning assigned in Section 3.07.

“Dissenting Shares” means shares of Golden West Common Stock the holders of which have perfected and not withdrawn or lost their right to dissent with respect to such shares under Section 262 of the GCL.

“Effective Time” has the meaning assigned in Section 2.03.

“Employees” means current and former employees of each of Wachovia and Golden West, as the context requires.

“Environmental Laws” means the statutes, rules, regulations, ordinances, codes, orders, decrees, and any other laws (including common law) of any foreign, federal, state, local, and any other governmental authority, regulating, relating to or imposing liability or standards of conduct concerning pollution, or protection of human health and safety or of the environment, as in effect on or prior to the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has the meaning assigned in Section 5.03(m).

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations thereunder.

“Exchange Agent” has the meaning assigned in Section 3.04(a).

“Exchange Fund” has the meaning assigned in Section 3.04(a).

“Exchange Ratio” has the meaning assigned in Section 3.01.

“GAAP” means United States generally accepted accounting principles.

“GCL” means the General Corporation Law of the State of Delaware.

“Golden West” has the meaning assigned in the preamble to this Agreement.

“Golden West Affiliate” has the meaning assigned in Section 6.07.

“Golden West Board” means the Board of Directors of Golden West.

“Golden West Common Stock” means the common stock, par value $.10 per share, of Golden West.

“Golden West Director Appointees” has the meaning assigned in Section 2.07.

“Golden West Insiders” means those officers and directors of Golden West subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

“Golden West Meeting” has the meaning assigned in Section 6.02(c).

“Golden West Preferred Stock” means the preferred stock, par value $1.00 per share, of Golden West.

“Golden West Stock Option” has the meaning assigned in Section 3.10(a).

“Golden West Stock Plans” means (a) Golden West’s 1996 Stock Option Plan, as amended and restated as of February 2, 1996 and as further amended as of May 2, 2001 and (b) Golden West’s 2005 Stock Incentive Plan.

“Governmental Authority” means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.

“HOLA” means the Home Owners’ Loan Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder.

“Indemnified Party” has the meaning assigned in Section 6.11(a).

“Joint Proxy Statement” has the meaning assigned in Section 6.03(a).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Market Price” means the average of the last reported sale prices of Wachovia Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the last ten NYSE trading days preceding the Closing Date.

“Material Adverse Effect” means, with respect to Wachovia or Golden West, any effect that

(a) has a material adverse effect on the financial condition, results of operations or business of Wachovia and its Subsidiaries, taken as a whole, or Golden West and its Subsidiaries, taken as a whole, respectively, excluding (with respect to each of clause (1), (3) and (5), only to the extent that the effect of a change on it is not disproportionate to the effect of such change on comparable U.S. banking organizations) the impact of (1) changes in banking and other laws of general applicability or changes in the interpretation thereof by Governmental Authorities, (2) changes in GAAP or regulatory accounting requirements applicable to U.S. banking organizations generally, (3) changes in prevailing interest rates or other general economic or market conditions affecting U.S. banking organizations generally, (4) actions or omissions of a party to this Agreement required by this Agreement or taken with the prior written consent of the other party to this Agreement in contemplation of the transactions contemplated hereby, (5) changes in global or national political conditions (including the outbreak of war or acts of terrorism) or due to natural disasters, and (6) to the extent consistent with GAAP, any modifications or changes to valuation policies or practices, or restructuring charges, in each case taken with the prior approval of Wachovia or Golden West, as the case may be, in connection with the Merger; or

(b) would materially impair the ability of Wachovia or Golden West, respectively, to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

“Materials of Environmental Concern” means any hazardous or toxic substances, materials, wastes, pollutants, or contaminants, including without limitation those defined or regulated as such under any Environmental Law, and any other substance the presence of which may give rise to liability under Environmental Law.

“Merger” has the meaning assigned in the Recitals.

“Merger Consideration” has the meaning assigned in Section 3.01.

“Merger Sub” has the meaning assigned in the preamble to this Agreement.

“Merger Sub Common Stock” means the common stock, par value $0.01 share, of Merger Sub.

“New Certificates” has the meaning assigned in Section 3.04(a).

“New Option” has the meaning assigned in Section 3.10(a).

“NYSE” means the New York Stock Exchange.

“Old Certificates” has the meaning assigned in Section 3.04(a).

“Other Persons” has the meaning assigned in Section 6.06(a).

“OTS” means the Office of Thrift Supervision.

“party” means Wachovia, Merger Sub or Golden West.

“Pension Plan” has the meaning assigned in Section 5.03(m).

“person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Previously Disclosed” means information set forth by a party in the applicable paragraph of its Disclosure Schedule, or in another paragraph of its Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Disclosure Schedule is also applicable to the section of this Agreement in question).

“Registration Statement” has the meaning assigned in Section 6.03(a).

“Regulatory Filings” has the meaning assigned in Section 5.03(h).

“Representatives” means, with respect to any person, such person’s directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

“Requisite Regulatory Approvals” has the meaning assigned in Section 6.10(a).

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such first person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Secretary of State (Del)” means the Secretary of State of the State of Delaware.

“Secretary of State (NC)” means the Secretary of State of the State of North Carolina.

“Section 16 Information” means information regarding the Golden West Insiders, including the number of shares of Golden West Common Stock held or to be held by a Golden West Insider expected to be exchanged for Wachovia Common Stock in the Merger, and the number and description of the options to purchase shares of Golden West Common Stock held by a Golden West Insider and expected to be converted into options to purchase shares of Wachovia Common Stock in connection with the Merger.

“Securities Act” means the Securities Act of 1933 and the rules and regulations thereunder.

“Stock Consideration” has the meaning assigned in Section 3.01.

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Superior Proposal” means a bona fide written Acquisition Proposal which the Golden West Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, (1) after receiving the advice of its financial advisors (which shall be a nationally recognized investment banking firm), (2) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal”, the references to “more than 15%” in the definition of Acquisition Proposal shall be deemed to be references to “25% or more”.

“Surviving Corporation” has the meaning assigned in the Recitals.

“Takeover Laws” has the meaning assigned in Section 5.03(p).

“Takeover Provisions” has the meaning assigned in Section 5.03(p).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with any taxing authority with respect to any Tax.

“Voting Agreements” has the meaning assigned in the Recitals.

“Wachovia” has the meaning assigned in the preamble to this Agreement.

“Wachovia Board” means the Board of Directors of Wachovia.

“Wachovia Common Stock” means the common stock, par value $3.33 per share, of Wachovia.

“Wachovia DRIP” means the Wachovia Dividend Reinvestment and Stock Purchase Plan.

“Wachovia Meeting” has the meaning assigned in Section 6.02(c).

“Wachovia Preferred Stock” means, collectively, the Preferred Stock, no-par value, the Class A Preferred Stock, no-par value, and the Dividend Equalization Preferred shares, no-par value, of Wachovia.

“Wachovia Rights” means rights to purchase shares of Wachovia Stock issued under the Wachovia Rights Agreement.

“Wachovia Rights Agreement” means the Shareholder Protection Rights Agreement, dated as of December 19, 2000, between Wachovia and Wachovia Bank, National Association, as Rights Agent.

“Wachovia Stock” means, collectively, the Wachovia Common Stock and the Wachovia Preferred Stock.

“Wachovia Stock Option” has the meaning assigned in Section 3.10.

“Wachovia Stock Plans” means the Wachovia 2003 Stock Incentive Plan, the Wachovia 2001 Stock Incentive Plan, the Wachovia Employee Retention Stock Plan, the Wachovia Stock Plan, the Wachovia 1998 Stock Incentive Plan, the Wachovia 1996 Master Stock Compensation Plan and the Wachovia 1992 Master Stock Compensation Plan, as amended.

1.02. Interpretation. (a) In this Agreement, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Sections, Annexes or Schedules are to the Preamble to, a Recital or Section of, or Annex or Schedule to, this Agreement;

(2) to this Agreement are to this Agreement, and the Annexes and Schedules to it, taken as a whole;

(3) to any agreement (including this Agreement and the Voting Agreements as executed and delivered), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section;

(4) to the ”transactions contemplated hereby” includes the transactions provided for in this Agreement and the Annexes to it; and

(5) to any Governmental Authority include any successor to that Governmental Authority; and

(6) to the date of this Agreement or the date hereof are to May 7, 2006.

(b) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(c) The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.”

(d) The words “herein”, “hereof” or “hereunder”, and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section.

(e) This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.

(f) No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate applicable law (including statutory and common law), rule or regulation.

ARTICLE II

THE MERGER

2.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, Golden West will merge with and into Merger Sub at the Effective Time. At the Effective Time, the separate corporate existence of Golden West will terminate. Merger Sub will be the Surviving Corporation, and will continue its corporate existence under the laws of the State of North Carolina.

2.02. Closing. The closing of the Merger (the “Closing”) will take place in the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 10:00 a.m. on the third business day (unless the parties agree to another time or date) after satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions (the “Closing Date”).

2.03. Effective Time. Subject to the provisions of this Agreement, in connection with the Closing, Golden West and Merger Sub will duly execute and deliver (1) articles of merger (the “Articles of Merger”) to the Secretary of State (NC) for filing under Section 55-11-05 of the BCA and (2) a certificate of merger (the “Certificate of Merger”) to the Secretary of State (Del) for filing under Section 252 of the GCL. The parties will make all other filings or recordings required under the BCA and the GCL, and the Merger will become effective when the Articles of Merger are filed in the office of the Secretary of State (NC) and the Certificate of Merger is filed in the office of the Secretary of State (Del), or at such later date or time as Wachovia and Golden West agree and specify in the Articles of Merger and the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

2.04. Effects of the Merger. The Merger will have the effects prescribed by the BCA, the GCL and other applicable law.

2.05. Constituent Documents. (a) The certificate of incorporation of Merger Sub, as in effect immediately before the Effective Time, will be the articles of incorporation of the Surviving Corporation as of the Effective Time.

(b) The by-laws of Merger Sub, as in effect immediately before the Effective Time, will be the by-laws of the Surviving Corporation as of the Effective Time.

2.06. Golden West Board of Directors. The board of directors of the Surviving Corporation shall consist of the members of the Merger Sub board of directors immediately before the Effective Time.

2.07. Wachovia Board. Wachovia agrees to cause two current members of the Golden West Board designated by Golden West and reasonably acceptable to Wachovia (the “Golden West Director Appointees”) to be appointed to the Wachovia Board immediately after the Effective Time.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.01. Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Golden West Stock and subject to Sections 3.04(c) and 3.05, the shares of Golden West Common Stock issued and outstanding immediately prior to the Effective Time, with respect to each holder of record of such shares, will be converted into the right to receive:

(1) a number of fully paid and nonassessable shares of Wachovia Common Stock (and the requisite number of Wachovia Rights issued and attached to such shares under the Wachovia Rights Agreement) equal to the product of (i) 1.365 (the “Exchange Ratio”), multiplied by (ii) the number of shares of Golden West Common Stock held by such holder of record, multiplied by (iii) 77 percent (such product, the “Stock Consideration”); and

(2) an amount in cash equal to the product of (i) $81.07 (the “Cash Amount”), multiplied by (ii) the number of shares of Golden West Common Stock held by such holder of record, multiplied by (iii) 23 percent (such product, the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

Notwithstanding anything in this Section 3.01 to the contrary, at the Effective Time and by virtue of the Merger, each share of Golden West Common Stock beneficially owned by Wachovia (other than shares held in a trust, fiduciary, or nominee capacity or as a result of debts previously contracted) or held in Golden West’s treasury will be canceled and no shares of Wachovia Stock and no Wachovia Rights or other consideration will be issued or paid in exchange therefor.

3.02. Cancellation of Shares. At the Effective Time, the shares of Golden West Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist. Certificates that represented Golden West Common Stock before the Effective Time will be deemed for all purposes to represent the number of shares of Wachovia Common Stock or cash into which they were converted pursuant to Section 3.01, and, as contemplated by the Wachovia Rights Agreement, attached Wachovia Rights.

3.03. Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Golden West Common Stock will cease to be, and will have no rights as, shareholders of Golden West, other than rights to (a) receive any then unpaid dividend or other distribution with respect to such Golden West Common Stock having a record date before the Effective Time and (b) receive the Merger Consideration provided under this Article III. After the Effective Time, there will be no transfers of shares of Golden West Common Stock on the stock transfer books of Golden West or the Surviving Corporation, and shares of Golden West Common Stock presented to the Surviving Corporation for any reason will be canceled and exchanged in accordance with this Article III.

3.04. Exchange Procedures. (a) As of the Effective Time, Wachovia will deposit with Wachovia’s transfer agent or with a depository or trust institution of recognized standing selected by Wachovia and reasonably satisfactory to Golden West (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing shares of Golden West Common Stock (“Old Certificates”), (1) certificates or, at Wachovia’s option, evidence of shares in book entry form, representing the number of shares of Wachovia Common Stock (“New Certificates”) issuable to holders of Old Certificates under this Article III, (2) the aggregate Cash Consideration payable to holders of Old Certificates under this Article III and (3) cash payable pursuant to Section 3.05 (the “Exchange Fund”).

(b) Promptly after the Effective Time, Wachovia will send or cause to be sent to each person who was a recordholder of Golden West Common Stock immediately before the Effective Time transmittal materials, in form reasonably acceptable to Golden West, for exchanging Old Certificates. Upon surrender of an Old Certificate for cancellation to the Exchange Agent together with the transmittal materials, duly executed, and such other documents as the Exchange Agent may reasonably require (including customary indemnity if any of such certificates are lost, stolen, or destroyed), the holder of such Old Certificate shall be entitled to receive in exchange therefor a certificate representing that number of New Certificates which such holder has the right to receive in respect of the Old Certificates surrendered pursuant to the provisions of this Article III (after taking into account all shares of Golden West Common Stock then held by such holder) and any check in respect of the Cash Consideration payable to the holder of such Old Certificates, dividends or distributions or for fractional shares that the shareholder will be entitled to receive, and the Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid on any such cash or other consideration deliverable pursuant to this Article III.

(c) If, on or after the date of this Agreement and prior to the Closing Date, any holder of record (or group of related holders of record) of shares of Golden West Common Stock (a “Transferor”) transfers or conveys, in one or more transactions, a number of shares of Golden West Common Stock to one or more charitable organizations (as defined in Section 170(c) of the Code) (each, a “Transferee” and together, the “Transferees”) such that the aggregate number of shares of Golden West Common Stock so transferred or conveyed by the Transferor to the Transferees represents more than 0.1 percent of the issued and outstanding shares of Golden West Common Stock as of the date of this Agreement, then the Transferor and the Transferees may jointly and irrevocably elect by providing written notice to Wachovia of such election (and proper provision shall be made on the transmittal materials to give effect to such election) that the Transferor and the Transferees be treated as though they were a single holder of record for purposes of Section 3.01 and may designate in such written notice to Wachovia and the transmittal materials the manner in which the aggregate Stock Consideration and aggregate Cash Consideration that the Transferor and Transferees are entitled to receive under this Article III shall be allocated, and distributed by the Exchange Agent, among the Transferor and Transferees.

(d) None of Wachovia, Golden West or the Exchange Agent will be liable to any former holder of Golden West Common Stock for any shares of Wachovia Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(e) Each of Wachovia and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement to any holder of Golden West Common Stock such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by the Wachovia, the Surviving Corporation, or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Golden West Common Stock in respect of which the deduction and withholding was made by Wachovia, the Surviving Corporation or the Exchange Agent, as the case may be.

3.05. Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Wachovia Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Wachovia will pay to each holder of Golden West Common Stock who would otherwise be entitled to a fractional share of Wachovia Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction of a share of Wachovia Common Stock by the Market Price.

3.06. Anti-Dilution Adjustments. If Wachovia changes (or the Wachovia Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Wachovia Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Exchange Ratio and the Cash Amount will be adjusted proportionately to account for such change.

3.07. Dissenting Shareholders. (a) Each Dissenting Share shall not be converted into or represent a right to receive Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by Section 262 of the GCL. Golden West shall give Wachovia prompt notice upon receipt by the Golden West of any demand for payment pursuant to Section 262 of the GCL and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any stockholder duly making such demand being hereinafter called a “Dissenting Shareholder”), and Wachovia shall have the right to participate in all negotiations and proceedings with respect to any such demands. Any payments made in respect of Dissenting Shares shall be made by Wachovia.

(b) If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his or her right to dissent under Section 262 of the GCL at or prior to the Effective Time, such holder’s shares of Golden West Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement.

3.08. Effect on Merger Sub Common Stock. Each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time will remain outstanding.

3.09. Effect on Wachovia Stock. Each share of Wachovia Stock outstanding immediately prior to the Effective Time will remain outstanding.

3.10. Stock Options. (a) At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding option to purchase shares of Golden West Common Stock under the Golden West Stock Plans and any other Benefit Arrangement, whether vested or unvested, exercisable or unexercisable (each, a “Golden West Stock Option”), each Golden West Stock Option that is outstanding and unexercised immediately prior thereto shall immediately and fully vest and be deemed to constitute an option (a “New Option”) to purchase, on the same terms and conditions as were applicable under the terms of the stock option plan under which the Golden West Stock Option was granted and the applicable award agreement thereunder (taking into account the accelerated vesting provided in this Section 3.10 and the amendments to the Golden West Stock Options as Previously Disclosed), such number of shares of Wachovia Common Stock and at such an exercise price per share determined as follows:

(1) Number of Shares. The number of shares of Wachovia Common Stock subject to a New Option shall be equal to the product of (A) the number of shares of Golden West Common Stock purchasable upon exercise of the Golden West Stock Option and (B) the Exchange Ratio, the product being rounded down to the nearest whole share; and

(2) Exercise Price. The exercise price per share of Wachovia Common Stock purchasable upon exercise of a New Option shall be equal to (A) the exercise price per share of Golden West Common Stock under the Golden West Stock Option divided by (B) the Exchange Ratio, the quotient being rounded up to the nearest cent.

For the avoidance of doubt, the foregoing adjustments shall be effected in a manner consistent with Section 424(a) of the Code.

(b) Before the Effective Time, Golden West, or its Board of Directors or an appropriate committee thereof, shall take all action necessary on its part to give effect to the provisions of Section 3.10(a) and shall take such other actions reasonably requested by Wachovia to give effect to the foregoing. Before the Effective Time, Wachovia shall take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of Wachovia Common Stock to provide for the satisfaction of its obligations with respect to the New Options. As soon as practicable, but in no event later than the Effective Time, Wachovia shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Wachovia Common Stock issuable upon exercise of the New Options and shall maintain the effectiveness of such registration statement (and to maintain the current status of the prospectus or prospectuses contained therein) for so long as such New Options remain outstanding.

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE MERGER

4.01. Forebearances of Golden West. Golden West agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of Wachovia (which consent will not be unreasonably withheld or delayed), it will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and authorizations and their existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(b) Operations. Enter into any new material line of business or change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority.

(c) Capital Stock. Other than pursuant to Rights Previously Disclosed and outstanding on the date of this Agreement, (1) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock, or (2) permit any additional shares of its stock to become subject to new grants, except issuances of employee or director stock options or other stock-based employee Rights in the ordinary course of business consistent with past practice.

(d) Dividends, Distributions, Repurchases. (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries or (B) regular quarterly dividends on its common stock, provided that any such dividend shall be at a rate equal to the rate paid by it during the fiscal quarter immediately preceding the date hereof, or required dividends on preferred stock or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock.

(e) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice (which shall be deemed to include asset sales, including sales of whole loans and securitizations, in the ordinary course) and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.

(f) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith or otherwise in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity in an amount that is material to Golden West.

(g) Constituent Documents. Amend its Constituent Documents or the Constituent Documents (or similar governing documents) of any of its Significant Subsidiaries.

(h) Accounting Methods. Implement or adopt any change in its financial or regulatory accounting principles, practices or methods or change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Arrangement, other than (with prior notice to Wachovia) as may be required by GAAP or applicable regulatory accounting requirements.

(i) Adverse Actions. Notwithstanding anything herein to the contrary, (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied in a timely manner, except (with prior notice to Wachovia) as may be required by applicable law or regulation.

(j) Compensation and Benefits. Grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except (1) to make changes that are required by applicable law, (2) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, (3) for merit-based or annual salary increases in the ordinary course of business and in accordance with past practice, but not to exceed in the aggregate 5% of the aggregate annual salaries of the employees of Golden West and its Subsidiaries, taken as a whole, or (4) for employment arrangements for, or grants of awards to, newly hired employees in the ordinary and usual course of business consistent with past practice.

(k) Benefit Plans. Enter into, establish, adopt, amend, modify (including by way of interpretation) or renew any Benefit Arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of Golden West Stock Options or other compensation or benefits payable under any Benefit Arrangement, fund or in any other way secure the payment of compensation or benefits under any Benefit Arrangement, change the manner in which contributions to any Benefit Arrangement are made or determined, or add any new participants to or increase the principal sum of any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except (1) as may be required by applicable law, (2) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (3) amendments that do not increase benefits or result in increased administrative costs.

(l) Taxes. Make or change any material Tax elections, change or consent to any material change in its or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax law), settle or compromise any material Tax liability, claim or assessment, or file any material amended Tax Return.

(m) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

4.02. Forebearances of Wachovia. Wachovia agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of Golden West, it will not, and will cause each of its Subsidiaries not to:

(a) Constituent Documents. Amend its Constituent Documents in a manner that would materially and adversely affect the rights and privileges of holders of Wachovia Common Stock or prevent or materially impede or materially delay consummation of the transactions contemplated hereby.

(b) Adverse Actions. Notwithstanding anything herein to the contrary, (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied in a timely manner, except (with prior notice to Golden West) as may be required by applicable law or regulation.

(c) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Notwithstanding anything in paragraphs (a), (b) or (c) of this Section 4.02 to the contrary, Wachovia may make dispositions and acquisitions and agree to issue capital stock in connection therewith, provided that such actions do not present a material risk that the Closing Date will be delayed or that the Requisite Regulatory Approvals will be materially more difficult to obtain.

4.03. Coordination of Dividends. Until the Effective Time, Golden West will coordinate with Wachovia regarding the declaration of any dividends or other distributions with respect to Golden West Common Stock and the related record dates and payment dates, it being intended that Golden West shareholders will not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of Golden West Common Stock (including any shares of Wachovia Common Stock received in exchange therefor in the Merger).

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01. Disclosure Schedules. Before entry into this Agreement, Wachovia delivered to Golden West a schedule and Golden West delivered to Wachovia a schedule (respectively, each schedule a “Disclosure Schedule”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or to one or more of its covenants contained in Article IV; provided that the inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or was required to be disclosed therein.

5.02. Standard. For all purposes of this Agreement, no representation or warranty of Golden West or Wachovia contained in Section 5.03 or 5.04 (other than the representations and warranties contained in Section 5.03(b) and 5.03(c), which shall be true in all material respects) will be deemed untrue, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04, has had or is reasonably likely to have a Material Adverse Effect with respect to Golden West or Wachovia, as the case may be.

5.03. Representations and Warranties. Except as Previously Disclosed or as set forth in its Regulatory Filings filed or furnished with the SEC on or after January 1, 2003 and prior to the date of this Agreement, Golden West represents and warrants to Wachovia, and Wachovia hereby represents and warrants to Golden West, to the extent applicable, as follows:

(a) Organization, Standing and Authority. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. It is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified.

(b) Golden West Stock. In the case of Golden West:

The authorized capital stock of Golden West consists of 600,000,000 shares of Golden West Common Stock and 20,000,000 shares of Golden West Preferred Stock. As of the date of this Agreement, no more than 309,000,000 shares of Golden West Common Stock and no shares of Golden West Preferred Stock were outstanding. As of the date of this Agreement, no more than 34,600,000 shares of Golden West Common Stock were reserved for issuance under the Golden West Stock Plans (of which no more than 9,600,000 shares were reserved for issuance in respect of awards outstanding as of such date). The outstanding shares of Golden West Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except for shares issuable pursuant to the Golden West Stock Plans, as of the date of this Agreement, there are no shares of Golden West Stock reserved for issuance, Golden West does not have any Rights outstanding with respect to Golden West Stock, and Golden West does not have any commitment to authorize, issue or sell any Golden West Stock or Rights, except pursuant to this Agreement, outstanding Golden West Stock Options and the Golden West Stock Plans. As of the date of this Agreement, Golden West has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Golden West Stock.

(c) Wachovia Stock. In the case of Wachovia:

The authorized capital stock of Wachovia consists of 3,000,000,000 shares of Wachovia Common Stock and 550,000,000 shares of Wachovia Preferred Stock. As of the date of this Agreement, no more than 1,625,000,000 shares of Wachovia Common Stock and 97,000,000 shares of Wachovia Dividend Equalization Preferred Stock were outstanding. As of March 31, 2006, no more than 140,000,000 shares of Wachovia Common Stock were subject to Wachovia Stock Options granted under the Wachovia Stock Plans. As of March 31, 2006, there were no more than 66,000,000 shares of Wachovia Common Stock reserved for issuance under the Wachovia Stock Plans. The outstanding shares of Wachovia Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). The shares of Wachovia Common Stock (together with the Wachovia Rights) to be issued in the Merger have been duly authorized and, if and when issued in the Merger, will be fully paid and nonassessable. Except as set forth above, as of the date of this Agreement, there are no shares of Wachovia Stock reserved for issuance, Wachovia does not have any Rights issued or outstanding with respect to Wachovia Stock, and Wachovia does not have any commitment to authorize, issue or sell any Wachovia Stock or Rights, except pursuant to this Agreement, outstanding Wachovia Stock Options, the Wachovia Stock Plans, the Wachovia Rights Agreement and the Wachovia DRIP. As of the date of this Agreement, Wachovia has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Wachovia Stock.

(d) Significant Subsidiaries. (1) (A) It owns, directly or indirectly, all the outstanding equity securities of each of its Significant Subsidiaries free and clear of any Liens, (B) no equity securities of any of its Significant Subsidiaries are or may become required to be issued (other than to it or its wholly owned Subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of such Significant Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Significant Subsidiaries (other than to it or its wholly-owned Subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities, (E) all the equity securities of each Significant Subsidiary held by it or its Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (except as provided in 12 U.S.C. § 55 or comparable OTS or state laws in the case of banking Subsidiaries), and (F) each Significant Subsidiary that is a bank or savings association is an “insured bank” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

(2) Each of its Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or its conduct of business requires it to be so qualified.

(e) Power. It and each of its Subsidiaries has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(f) Authority. It has duly authorized, executed and delivered this Agreement and has taken all corporate action necessary in order to execute and deliver this Agreement. Subject only to receipt of the requisite affirmative vote (1) to approve the issuance of Wachovia Common Stock required by this Agreement, by the holders of a majority of the shares of Wachovia Common Stock voted and (2) to approve the plan of merger contained in this Agreement by the holders of a majority of the outstanding shares of Golden West Common Stock, as the case may be, this Agreement and the transactions contemplated hereby have been authorized by all corporate action necessary on its respective part. This Agreement is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(g) Regulatory Approvals; No Defaults. (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by it or any of its Subsidiaries in connection with the execution, delivery or performance by it of this Agreement or to consummate the Merger, except for (A) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of related waiting periods required by foreign, federal and state banking authorities, including applications and notices under the BHC Act, the Bank Merger Act, HOLA and the Federal Reserve Act, (B) filing of notices, and expiration of the related waiting period, under the HSR Act, (C) filings of applications and notices with, and receipt of approvals or nonobjections from, the SEC and state securities authorities, the National Association of Securities Dealers, Inc., applicable securities exchanges and self-regulatory organizations, the Small Business Administration and state insurance authorities, (D) filing of the Registration Statement and Joint Proxy Statement with the SEC, and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (E) receipt of the applicable shareholder approvals described in Section 5.03(f), (F) the filing of the Articles of Merger and Certificate of Merger, and (G) such filings with applicable securities exchanges to obtain the authorizations for listing contemplated by this Agreement.

(2) Subject to receipt of the consents and approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of its Subsidiaries or to which it or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, its Constituent Documents or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(3) As of the date of this Agreement, it is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.

(h) Financial Reports and Regulatory Filings; Material Adverse Effect. (1) Its Annual Reports on Form 10-K for the fiscal years ended December 31, 2003, 2004 and 2005, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Subsidiaries subsequent to December 31, 2002 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (collectively, its “Regulatory Filings”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the statements of financial position contained in or incorporated by reference into any such Regulatory Filing (including the related notes and schedules) fairly presented in all material respects its financial position and that of its Subsidiaries as of the date of such statement, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of it and its Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(2) Since December 31, 2005, it and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(3) Since December 31, 2005, (A) it and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(i) Litigation. Except as set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (without giving effect to any amendment filed after the date of this Agreement), there is no suit, action, investigation or proceeding pending or, to its knowledge, threatened against or affecting it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action or proceeding), nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitration outstanding against it or any of its Subsidiaries.

(j) Regulatory Matters. Except as set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (without giving effect to any amendment filed after the date of this Agreement), neither it nor any of its Subsidiaries is subject to, or has been advised that it is reasonably likely to become subject to, any special procedures or restrictions related to expansion imposed by any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it or any of its Subsidiaries. In the case of Wachovia, it is a “financial holding company”, as defined in Section 2(p) of the BHC Act, and is not subject to an agreement under Section 4(m) of such Act. In the case of Golden West, (i) it is a savings and loan holding company duly registered under HOLA and (ii) the activities conducted by it and its Subsidiaries are permissible for a savings and loan company under Section 10(c)(2) of HOLA.

(k) Compliance with Laws. Except as set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (without giving effect to any amendment filed after the date of this Agreement), it and each of its Subsidiaries:

(1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened;

(3) has received, since December 31, 2002, no written notification from any Governmental Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization; and

(4) is in compliance with all applicable listing standards, of the NYSE.

(5) has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the applicable information security program adopted pursuant to 12 C.F.R Part 40.

(l) Material Contracts; Defaults. (1) Except for those agreements and other documents filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (B) that purports to restrict the conduct of any line of business by it or any of its Subsidiaries or its or their ability to compete in any line of business or (C) with respect to employment of an officer, director or consultant.

(2) Neither it nor any of its Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(m) Employee Benefit Plans. (1) All of its Benefit Arrangements are Previously Disclosed, other than those Benefit Arrangements that are not material. True and complete copies of all Benefit Arrangements, including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Arrangements, and all amendments thereto, have been made available to the other party.

(2) All of its Benefit Arrangements, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA, are in compliance with ERISA, the Code and other applicable laws. Each of its Benefit Arrangements which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”), and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such letter within the applicable remedial amendment period under Section 401(b) of the Code, and it is not aware of any circumstances reasonably likely to result in the loss of qualification of any such Pension Plan under Section 401(a) of the Code. Each Benefit Arrangement which is intended to be part of a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code has (A) received an opinion letter from the Internal Revenue Service recognizing its exempt status under Section 501(c)(9) of the Code and (B) filed a timely notice with the Internal Revenue Service pursuant to Section 505(c) of the Code, and it is not aware of circumstances likely to result in the loss of the exempt status of such Benefit Arrangement under Section 501(c)(9) of the Code. There is no pending or, to its knowledge, threatened litigation (other than routine claims for benefits in the ordinary course of business) relating to its Benefit Arrangements. Neither it nor any of its Subsidiaries has engaged in a transaction with respect to any of its Benefit Arrangements that, assuming the taxable period of such transaction expired as of the date hereof, could subject it or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither it nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA.

(3) No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by it or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). None of it, any of its Subsidiaries or any of its ERISA Affiliates has contributed to a “multiemployer plan”, within the meaning of Section 3(37) of ERISA, at any time within the last six years. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, other than pursuant to Pension Benefit Guaranty Corporation Reg. Section 4043.66, has been required to be filed for any of its Pension Plans or by any of its ERISA Affiliates within the 12-month period ending on the date hereof. No notices have been required to be sent to participants and beneficiaries or the Pension Benefit Guaranty Corporation under Section 302 or 4011 of ERISA or Section 412 of the Code.

(4) All contributions required to be made under the terms of any of its Benefit Arrangements have been timely made or have been reflected on its consolidated financial statements included in its Regulatory Filings. None of its Pension Plans or any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and none of its ERISA Affiliates has an outstanding funding waiver. Neither any Pension Plan nor any single-employer plan of any of its ERISA Affiliates has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any Pension Plan under Section 412 of the Code will be increased by application of Section 412(l) of the Code. Neither it nor any of its Subsidiaries has provided, or is required to provide, security to any of its Pension Plans or to any single-employer plan of any of its ERISA Affiliates pursuant to Section 401(a)(29) of the Code.

(5) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no change in the financial condition of such Pension Plan since the last day of the most recent plan year.

(6) Neither it nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Arrangement or collective bargaining agreement. Either it or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(7) There has been no amendment to, announcement by it or any of its subsidiaries relating to, or change in employee participation or coverage under, any Benefit Arrangement which would increase the expense of maintaining such Benefit Arrangement above the level of the expense incurred therefor for the most recent fiscal year. Neither its execution of this Agreement, the performance of its obligations hereunder, the consummation of the transactions contemplated hereby, the termination of the employment of any of its employees within a specified time of the Effective Time nor shareholder approval of the transactions covered by this Agreement, will (A) limit its right, in its sole discretion, to administer or amend in any respect or terminate any of its Benefit Arrangements or any related trust, (B) entitle any of its employees or any employees of its Subsidiaries to severance pay or any increase in severance pay, or (C) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of its Benefit Arrangements. Without limiting the foregoing, as a result of the consummation of the transactions contemplated hereby (including as a result of the termination of the employment of any of its employees within a specified time of the Effective Time) neither it nor any of its Subsidiaries will be obligated to make a payment to an individual that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(8) No additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in a nonqualified deferred compensation plan (within the meaning of Section 409(A)(d)(1) of the Code) of it or any of its Subsidiaries.

(n) Taxes. (1) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to it and its Subsidiaries have been duly, timely and accurately filed, (2) all Taxes shown to be due on the Tax Returns referred to in clause (1) have been paid in full, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP, (3) all Taxes that it or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Authority in a timely manner, to the extent due and payable, and (4) no extensions or waivers of statutes of limitation have been given by or requested in writing with respect to any of its U.S. federal income taxes or those of its Subsidiaries. It has made provision in accordance with GAAP, in the financial statements included in the Regulatory Filings filed before the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by its Regulatory Filings filed before the date hereof. As of the date hereof, neither it nor any of its Subsidiaries has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. No Liens for Taxes exist with respect to any of its assets or properties or those of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP. Neither it nor any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

(o) Books and Records. Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(p) Takeover Laws and Provisions. It has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”), including Section 203 of the GCL and Articles 9 and 9A of the BCA. It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of its Constituent Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, “Takeover Provisions”). In the case of Golden West, the approval of the Merger and this Agreement by the Golden West Board exempts this Agreement and the transactions contemplated hereby from Article Eighth of Golden West’s Restated Certificate of Incorporation.

(q) Financial Advisors. None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated herein, except that, in connection with this Agreement, Wachovia has retained Merrill Lynch & Co. as its financial advisor, and Golden West has retained Lehman Brothers Inc. as its financial advisor, the arrangements with which have been disclosed to Wachovia prior to the date hereof. As of the date of this Agreement, (1) Golden West has received an opinion of Lehman Brothers Inc., issued to the Golden West Board, to the effect that, as of the date of the opinion, the Merger Consideration is fair from a financial point of view to holders of Golden West Common Stock, and (2) Wachovia has received an opinion of Merrill Lynch & Co., issued to the Wachovia Board, to the effect that, as of the date of the opinion, the Merger Consideration is fair from a financial point of view to Wachovia.

(r) Sarbanes-Oxley Act. It is in compliance with the provisions, including Section 404, of the Sarbanes-Oxley Act, and the certifications provided and to be provided pursuant to Sections 302 and 906 thereof are accurate.

(s) Labor Matters. Neither it nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its subsidiaries, pending or, to the best of its knowledge, threatened, nor it is aware, as of the date of this Agreement, of any activity involving it or any of its subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(t) Environmental Matters. There are no proceedings, claims, actions, or investigations of any kind, pending or threatened, in any court, agency, or other governmental authority or in any arbitral body, arising under any Environmental Law; there is no reasonable basis for any such proceeding, claim, action or investigation; there are no agreements, orders, judgments or decrees by or with any court, regulatory agency or other governmental authority, imposing liability or obligation under or in respect of any Environmental Law; there are and have been no Materials of Environmental Concern or other conditions at any property (owned, operated, or otherwise used by, or the subject of a security interest on behalf of, it or any of its subsidiaries); and there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could give rise to obligations or liabilities under any Environmental Law.

(u) Aggregate Cash Consideration. Wachovia has, or will have as of the Effective Time, available to it sufficient funds to pay the aggregate Cash Consideration.

5.04. Merger Sub. Wachovia represents and warrants to Golden West as follows:

(a) Organization, Standing and Authority. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(b) Capital Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 shares are outstanding and held of record by Wachovia.

(c) Business. Merger Sub has conducted no business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement.

(d) Authority. Merger Sub has duly authorized, executed and delivered this Agreement, and this Agreement and the transaction contemplated hereby have been authorized by all corporate action necessary on Merger Sub’s part. This Agreement is Merger Sub’s valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

ARTICLE VI

COVENANTS

6.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, Wachovia and Golden West will use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with, and furnish information to, the other party to that end.

(b) Wachovia will execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more supplemental indentures and other instruments required for the due assumption of Golden West’s outstanding debt, guarantees, securities, and (to the extent informed of such requirement by Golden West) other agreements to the extent required by the terms of such debt, guarantees, securities or other agreements.

6.02. Shareholder Approvals. (a) The Golden West Board approved this Agreement and the plan of merger it contains and adopted resolutions recommending as of the date hereof to Golden West’s shareholders approval and adoption of the plan of merger contained in this Agreement and any other matters required to be approved or adopted in order to effect the Merger and other transactions contemplated hereby.

(b) The Wachovia Board approved this Agreement and the transactions contemplated hereby and adopted resolutions recommending as of the date hereof to Wachovia’s shareholders the approval of the issuance of shares of Wachovia Common Stock necessary to effect the Merger and any other matters required to be approved or adopted in order to effect the Merger and other transactions contemplated hereby.

(c) The Wachovia Board and Golden West Board each will submit to its shareholders all matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Wachovia and Golden West each will take, in accordance with applicable law and its respective Constituent Documents, all action necessary to convene a meeting of its shareholders (including any adjournment or postponement, the “Wachovia Meeting” and the “Golden West Meeting”, respectively), as promptly as practicable, to consider and vote upon such matters. The Wachovia Board and Golden West Board each will use all reasonable best efforts to obtain from their respective shareholders a vote approving the transactions contemplated by this Agreement, including a recommendation that its respective shareholders vote in favor of (i) in the case of Golden West, approval and adoption of this Agreement and the plan of merger contained herein and (2) in the case of Wachovia, approval of the issuance of the Wachovia Common Stock required for consummation of the Merger. However, if the Golden West Board, after consultation with outside counsel, determines in good faith that, because of the receipt after the date of this Agreement by Golden West of an Acquisition Proposal that the Golden West Board concludes in good faith constitutes a Superior Proposal, it would result in a violation of its fiduciary duties under applicable law to continue to recommend the plan of merger set forth in this Agreement, then in submitting the plan of merger to the Golden West Meeting, the Golden West Board may submit the plan of merger to its shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof, described in Section 6.02(a), may not be rescinded or amended), in which event the Golden West Board may communicate the basis for its lack of a recommendation to the shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that the Golden West Board may not take any actions under this sentence until after giving Wachovia at least 5 business days to respond to any such Acquisition Proposal (and after giving Wachovia notice of the latest material terms, conditions and third party in the Acquisition Proposal) and then taking into account any amendment or modification to this Agreement proposed by Wachovia.

6.03. SEC Filings. (a) Wachovia and Golden West will cooperate in ensuring that all filings required under SEC Rules 165, 425 and 14a-12 are timely and properly made. Wachovia also will prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Wachovia with the SEC in connection with the issuance of Wachovia Common Stock in the Merger, and the parties will jointly prepare the joint proxy statement and prospectus and other proxy solicitation materials of Wachovia and Golden West constituting a part thereof (the “Joint Proxy Statement”) and all related documents. Each party will cooperate, and will cause its Subsidiaries to cooperate, with the other party, its counsel and its accountants, in the preparation of the Registration Statement and the Joint Proxy Statement, and, provided that both parties and their respective Subsidiaries have cooperated as required above, Wachovia and Golden West agree to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable. Each of Wachovia and Golden West will use all reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof and to maintain the effectiveness of such Registration Statement until the Effective Time. Wachovia shall file the opinion of Wachtell, Lipton, Rosen & Katz described in Section 7.01(f) with the SEC as an exhibit to a post-effective amendment to the Registration Statement. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement and the Registration Statement prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings with the SEC. Wachovia also agrees to use reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby. Each party agrees to furnish for inclusion in the Registration Statement and the Proxy Statement all information concerning it, its Subsidiaries, officers, directors and shareholders as may be required by applicable law in connection with the foregoing.

(b) Wachovia and Golden West each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Wachovia Meeting or the Golden West Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Wachovia and Golden West each further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.

(c) Wachovia will advise Golden West, promptly after Wachovia receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Wachovia Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.04. Press Releases. Wachovia and Golden West will consult with each other before issuing any press release, written and broadly disseminated employee communication or other written shareholder communication with respect to the Merger or this Agreement and will not issue any such communication or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld or delayed; provided that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such communication or make such public statement as may be required by applicable law or securities exchange rules. Wachovia and Golden West will cooperate to develop all public communications and make appropriate members of management available at presentations related to the transactions contemplated hereby as reasonably requested by the other party.

6.05. Access; Information. (a) Each of Wachovia and Golden West agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it will (and will cause its Subsidiaries to) afford the other party, and the other party’s officers, employees, counsel, accountants and other authorized Representatives, such access during normal business hours throughout the period before the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and to such other information as the other party may reasonably request and, during such period, it will furnish promptly to the other party (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request. Neither Wachovia nor Golden West will be required to afford access or disclose information that would jeopardize attorney-client privilege or contravene any binding agreement with any third party. The parties will make appropriate substitute arrangements in circumstances where the previous sentence applies.

(b) Each party will hold any information which is nonpublic and confidential to the extent required by, and in accordance, with the Confidentiality Agreement between Wachovia and Golden West (the “Confidentiality Agreement”).

(c) No investigation by one party of the business and affairs of the other, pursuant to this Section 6.05 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to such other party’s obligation to consummate the transactions contemplated hereby.

6.06. Acquisition Proposals. (a) Golden West will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Acquisition Proposal; provided that, in the event Golden West receives an unsolicited bona fide Acquisition Proposal, from a Person other than Wachovia or an Other Person (as defined below), after the execution of this Agreement, and the Golden West Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and, after considering the advice of outside counsel, that failure to take such actions would result in a violation of the directors’ fiduciary duties under applicable law, Golden West may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement. Golden West will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Wachovia (“Other Persons”) with respect to any Acquisition Proposal and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Golden West will promptly (within one business day) advise Wachovia following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Wachovia apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a current basis.

(b) Nothing contained in this Agreement shall prevent Golden West or the Golden West Board from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.07. Affiliate Agreements. Not later than the 15th day before the mailing of the Joint Proxy Statement, Golden West will deliver to Wachovia a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the Golden West Meeting, deemed to be an “affiliate” of Golden West (each, a “Golden West Affiliate”) as that term is used in Rule 145 under the Securities Act. Golden West will use its reasonable best efforts to cause each person who may be deemed to be a Golden West Affiliate to execute and deliver to Wachovia and Golden West on or before the date of mailing of the Joint Proxy Statement an agreement in substantially the form attached hereto as Annex 2.

6.08. Takeover Laws and Provisions. No party will take any action that would cause the transactions contemplated hereby to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. No party will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

6.09. Exchange Listing. Wachovia will use all reasonable best efforts to cause the shares of Wachovia Common Stock to be issued in the Merger and shares reserved for issuance pursuant to Section 3.07 hereof to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

6.10. Regulatory Applications. (a) Wachovia and Golden West and their respective Subsidiaries will cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated hereby (the “Requisite Regulatory Approvals”), and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable. Each of Wachovia and Golden West will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental

Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated hereby and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Wachovia and Golden West will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any third party or Governmental Authority in connection with the transactions contemplated hereby.

6.11. Indemnification. (a) Following the Effective Time, Wachovia will indemnify, defend and hold harmless the present and former directors, officers and employees of Golden West and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts (collectively, “Costs”) as incurred, in connection with any claim, action (whether threatened, pending or contemplated), suit, proceeding or investigation, whether arising before or after the Effective Time and whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or actions or omissions occurring at or before the Effective Time (including the transactions contemplated hereby), (and shall advance expenses as incurred to the fullest extent permitted under applicable law provided the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification) (1) without limitation of clause (2), to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the Constituent Documents and indemnification agreements, if any, in effect on the date of this Agreement with Golden West and its Subsidiaries, and (2) to the fullest extent permitted by law.

(b) For a period of six years following the Effective Time, Wachovia will obtain and maintain director’s and officer’s liability insurance that serves to reimburse, and covers, the present and former officers and directors of Golden West or any of their respective Subsidiaries (determined as of the Effective Time) (as opposed to Golden West or such Subsidiary) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as that coverage provided under the director’s and officer’s liability insurance that Wachovia obtained for directors and officers of other financial institutions that Wachovia acquired in recent, comparable merger transactions (taking into account the relative market capitalizations of Golden West as compared to such other financial institutions); provided that officers and directors of Golden West or any Subsidiary may be required to make application and provide customary representations and warranties to Wachovia’s insurance carrier for the purpose of obtaining such insurance.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Wachovia; provided that failure so to notify will not affect the obligations of Wachovia under Section 6.12(a) unless and only to the extent that Wachovia is actually and materially prejudiced as a consequence.

(d) If Wachovia or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Wachovia will cause proper provision to be made so that the successors and assigns of Wachovia will assume the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 shall survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and Representatives.

6.12. Employee Matters. (a) From the Effective Time through the date that Wachovia determines to generally transition Golden West’s benefit arrangements (such date being referred to herein as the “Benefits Transition Date”), Wachovia shall provide the employees of Golden West and its Subsidiaries as of the Effective Time (the “Covered Employees”) with employee benefits and compensation plans, programs and arrangements that are substantially similar, in the aggregate, to the employee benefits and compensation plans, programs and arrangements provided by Golden West or its Subsidiaries, as the case may be, to such employees immediately prior to the Effective Time. From and after the Benefits Transition Date, Wachovia shall provide the Covered Employees with employee benefits and compensation plans, programs and arrangements that are substantially similar to those provided to similarly situated employees of Wachovia and its Subsidiaries. Notwithstanding anything contained herein to the contrary, a Covered Employee whose employment is terminated by Wachovia other than for Cause (as defined in Schedule 4.01(j)), disability or death or who terminates employment for Good Reason (as defined in Schedule 4.01(j)), during the period commencing at the Effective Time and ending on the second anniversary thereof, shall be entitled to receive the severance payments and benefits under the Wachovia Severance Pay Plan as in effect on the date hereof and Previously Disclosed to Golden West and as such plan may be amended from time to time (the “Wachovia Severance Plan”). The Wachovia Severance Plan will not be amended to reduce benefits to Covered Employees until after the second anniversary of the Effective Time unless an amendment is necessary to comply with Section 409A of the Code. Following the date hereof and prior to the Effective Time, Wachovia and Golden West shall cooperate in good faith to agree to the appropriate job categorization of the Covered Employees for purposes of the Wachovia Severance Plan, taking into account their compensation, authority, seniority, duties and any other factors deemed relevant.

(b) From and after the Benefits Transition Date, Wachovia shall (1) provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan), under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Wachovia or any of its Subsidiaries in which Covered Employees are eligible to participate, for all actual periods of employment with Golden West or any of its Subsidiaries (or their predecessor entities) prior to the Effective Time to the extent such actual periods of employment are credited by Golden West for purposes of a comparable plan in which the applicable Covered Employee participated immediately prior to the Effective Time and (2) cause any pre-existing conditions, limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of Wachovia or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan (for a comparable level of coverage) in which the applicable Covered Employee participated immediately prior to the Effective Time. If the Benefits Transition Date with respect to Golden West’s medical and/or dental benefit plans for Covered Employees occurs in the middle of a plan year, then Covered Employees and their dependents who are then participating in a deductible-based medical and/or dental plan sponsored by Golden West will be given credit for deductibles and eligible out-of-pocket expenses incurred towards deductibles and out-of-pocket maximums during the portion of the plan year preceding the Benefits Transition Date in a comparable deductible-based medical and/or dental plan of Wachovia or any of its Subsidiaries for the Wachovia benefit plan year that begins with or includes the Benefits Transition Date.

(c) From and after the Effective Time, Wachovia will assume and honor all accrued obligations to, and contractual rights of, current and former employees of Golden West and its Subsidiaries under the Golden West Benefit Arrangements (as they may be amended in accordance with Sections 4.01(j) and 4.01(k) hereof, and including any additional arrangements permitted thereby), and take all actions necessary to effectuate the agreements set forth on Schedule 6.12(c) hereof. If Wachovia or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Wachovia will cause proper provision to be made so that the successors and assigns of Wachovia will assume the obligations set forth in this Section 6.12.

6.13. Notification of Certain Matters. Wachovia and Golden West will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.14. Exemption from Liability Under Section 16(b). Assuming that Golden West delivers to Wachovia the Section 16 Information in a timely and accurate manner before the Effective Time, the Wachovia Board, or a committee of ”non-employee directors” thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will reasonably promptly thereafter and in any event before the Effective Time adopt a resolution providing that the receipt by the Golden West Insiders of Wachovia Common Stock in exchange for shares of Golden West Common Stock, and of options to purchase shares of Wachovia Common Stock upon conversion of options to purchase shares of Golden West Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are approved by the Wachovia Board or by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act, such that any such receipt will be so exempt.

6.15. Certain Modifications; Restructuring Charges. Golden West and Wachovia shall consult with respect to their loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and Golden West shall make such modifications or changes to its policies and practices, if any, and at such date prior to the Effective Time, as may be mutually agreed upon. Golden West and Wachovia shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with GAAP, as may be mutually agreed upon; provided, however, that Golden West shall not be obligated to take any such charges pursuant to this Section 6.15 unless and until Wachovia irrevocably acknowledges to Golden West in writing that all conditions to Wachovia’s obligations to consummate the Merger under Article VII have been satisfied or, where legally permitted, waived. No party’s representations, warranties and covenants contained in this Agreement shall be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies and practices which may be undertaken on account of this Section 6.15.

ARTICLE VII

CONDITIONS TO THE MERGER

7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of Wachovia, Merger Sub and Golden West to consummate the

Merger is subject to the fulfillment or written waiver by Wachovia, Merger Sub and Golden West before the Effective Time of each of the following conditions:

(a) Shareholder Approvals. The requisite votes of the shareholders of Wachovia and Golden West shall have each been received.

(b) Regulatory Approvals. All Requisite Regulatory Approvals (1) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (2) shall not have imposed a condition on such approval that would reasonably be expected, after the Effective Time, to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole; provided, however, that no conditions that are reasonably consistent with the regulations or published guidelines as in effect as of the date of this Agreement (or recent practice prior to the date of this Agreement in connection with comparable transactions) of a Governmental Authority shall be deemed to have, or be reasonably be expected to have, such a Material Adverse Effect.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and precludes consummation of the Merger.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(e) NYSE Listing. The shares of Wachovia Common Stock to be issued in the Merger and shares reserved for issuance pursuant to Section 3.07 hereof shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f) Opinions of Tax Counsel. Wachovia shall have received an opinion of Sullivan & Cromwell LLP, and Golden West shall have received an opinion of Wachtell, Lipton, Rosen & Katz, each dated the Closing Date and based on facts, representations and assumptions set forth or described in each such opinion, to the effect that (1) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (2) Wachovia, Merger Sub and Golden West will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinions, Sullivan & Cromwell LLP and Wachtell, Lipton, Rosen & Katz each will be entitled to receive and rely upon customary certificates and representations of officers of Wachovia, Merger Sub and Golden West.

7.02. Conditions to Golden West’s Obligation. Golden West’s obligation to consummate the Merger is also subject to the fulfillment or written waiver by Golden West before the Effective Time of each of the following conditions:

(a) Wachovia’s and Merger Sub’s Representations and Warranties. The representations and warranties of Wachovia and Merger Sub in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date subject to the standard set forth in Section 5.02; and Golden West shall have received a certificate, dated the Closing Date, signed on behalf of Wachovia by the Chief Executive Officer or Chief Financial Officer of Wachovia to that effect.

(b) Performance of Wachovia’s and Merger Sub’s Obligations. Each of Wachovia and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Golden West shall have received a certificate, dated the Closing Date, signed on behalf of Wachovia by the Chief Executive Officer or Chief Financial Officer of Wachovia to that effect.

7.03. Conditions to Wachovia’s and Merger Sub’s Obligation. Each of Wachovia’s obligation and Merger Sub’s obligation to consummate the Merger is also subject to the fulfillment, or written waiver by Wachovia, before the Effective Time of each of the following conditions:

(a) Golden West’s Representations and Warranties. The representations and warranties of Golden West in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date subject to the standard set forth in Section 5.02; and Wachovia shall have received a certificate, dated the Closing Date, signed on behalf of Golden West by the Chief Executive Officer or Chief Financial Officer of Golden West to that effect.

(b) Performance of Golden West’s Obligations. Golden West shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Wachovia shall have received a certificate, dated the Closing Date, signed on behalf of Golden West by the Chief Executive Officer or Chief Financial Officer of Golden West to that effect.

ARTICLE VIII

TERMINATION

8.01. Termination. This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time, by Wachovia or (except as otherwise provided below) Golden West:

(a) Mutual Agreement. With the mutual agreement of the other party.

(b) Breach. Upon 60 days’ prior written notice of termination, if there has occurred and is continuing: (1) a breach by the other party of any representation or warranty contained herein, or (2) a breach by the other party of any of the covenants or agreements in this Agreement; provided that such breach (under either clause (1) or (2)) would entitle the non-breaching party not to consummate the Merger under Article VII.

(c) Adverse Action. If (i) the other party’s board of directors submits this Agreement (or the plan of merger contained herein) to its shareholders without a recommendation for approval or with special and materially adverse conditions on or qualifications of such approval; (ii) such board of directors otherwise withdraws or materially and adversely modifies (or publicly discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.02 or (iii) in the case solely of Wachovia, the Golden West Board recommends to its shareholders an Acquisition Proposal other than the Merger; or (iv) solely in the case of Wachovia, if the Golden West Board negotiates or authorizes the conduct of negotiations (and twenty business days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the request and receipt of information from, any person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal) regarding an Acquisition Proposal other than the Merger.

(d) Delay. If the Effective Time has not occurred by the close of business on March 31, 2007; provided that the right to terminate this Agreement under this Section 8.01(d) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Effective Time to occur on or before such date.

(e) Denial of Regulatory Approval. If the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated hereby is denied by final, nonappealable action of such Governmental Authority; provided that the right to terminate this Agreement under this Section 8.01(e) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action.

8.02. Effect of Termination and Abandonment. If this Agreement is terminated and the Merger is abandoned, no party will have any liability or further obligation under this Agreement, except that termination will not relieve a party from liability for any willful breach by it of this Agreement and except that Section 6.05(b), this Section 8.02, Section 8.03 and Article IX will survive termination of this Agreement.

8.03. Termination Fee. (a) Golden West shall pay to Wachovia, by wire transfer of immediately available funds, $995,000,000 (the “Termination Fee”) as follows:

(1) In the event that (A) either Wachovia or Golden West shall terminate this Agreement pursuant to Section 8.01(d) or if Wachovia shall terminate this Agreement pursuant to Section 8.01(c)(i) or 8.01(c)(ii), and (B) the requisite vote of the Golden West shareholders under Section 7.01(a) shall not have been obtained after a vote of the Golden West shareholders has been taken and completed at the Golden West Meeting, and (C) at any time after the date of this Agreement and prior to such vote, a bona fide Acquisition Proposal with respect to Golden West shall have been made public and not withdrawn or abandoned, and (D) within 18 months from the date of such termination, an Acquisition Proposal with respect to Golden West is consummated or a definitive agreement is entered into by Golden West with respect to an Acquisition Proposal with respect to Golden West, then Golden West shall pay to Wachovia the Termination Fee within five business days after the date of the event described in clause (D).

(2) In the event that (A) Wachovia shall terminate this Agreement pursuant to Section 8.01(b) or Section 8.01(c)(iv) or either of Wachovia or Golden West shall terminate this Agreement pursuant to Section 8.01(d), and (B) at any time after the date of this Agreement and prior to such termination, a bona fide Acquisition Proposal with respect to Golden West shall have been made public and not withdrawn or abandoned, and (C) following the announcement of such Acquisition Proposal, Golden West shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, then Golden West shall pay to Wachovia the Termination Fee (x) if such breach was other than one described in the succeeding clause (y) of this sentence, and only if an Acquisition Proposal with respect to Golden West is consummated or a definitive agreement is entered into by Golden West with respect to an Acquisition Proposal with respect to Golden West within 18 months from the date of such termination, within five business days after such Acquisition Proposal is consummated or such agreement is entered into by Golden West, or (y) if such breach was a willful and material breach of Section 6.01(a), 6.02(c), 6.03(a), 6.06(a), 6.08 or 6.10(a), on the business day immediately following such termination.

(3) In the event that Wachovia shall terminate this Agreement pursuant to Section 8.01(c)(iii), then Golden West shall pay the Termination Fee on the business day immediately following such termination.

(b) Golden West acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Wachovia would not enter into this Agreement. In the event that Golden West fails to pay when due any amounts payable under this Section 8.03, then (i) Golden West shall reimburse Wachovia for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) Golden West shall pay to Wachovia interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to three percent (3%) over the “prime rate” (as announced by Citibank, N.A.) in effect on the date that such overdue amount was originally required to be paid.

(c) In no event shall Golden West be obligated to pay more than one Termination Fee.

ARTICLE IX

MISCELLANEOUS

9.01. Survival. The representations, warranties, agreements and covenants contained in this Agreement will not survive the Effective Time (other than Section 2.07, Article III, Sections 6.05(b), 6.11 and 6.12 and this Article IX).

9.02. Waiver; Amendment. Before the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision, but only in writing, or (b) amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate North Carolina or Delaware law or require resubmission of this Agreement or the plan of merger contained herein to the shareholders of Wachovia or Golden West.

9.03. Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which will be deemed to constitute an original.

9.04. Governing Law. This Agreement is governed by, and will be interpreted in accordance with, the laws of the State of North Carolina applicable to contracts made and to be performed entirely within that State. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9.05. Expenses. Except as set forth in Section 8.03, each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that Wachovia and Golden West will each bear and pay one-half of the following expenses: (a) the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying and printing and distributing) of the Registration Statement, the Joint Proxy Statement and applications to Governmental Authorities for the approval of the Merger and (b) all listing, filing or registration fees, including, without limitation, fees paid for filing the Registration Statement with the SEC, filing fees for the HSR Act notices and any other fees paid for filings with Governmental Authorities.

9.06. Notices. All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given when personally delivered, facsimile transmitted (with confirmation) or mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to Wachovia, to:

Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288
Attention:	Mark C. Treanor, Esq.
Senior Executive Vice President, General
Counsel and Secretary
Facsimile:	(704) 374-3425

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	H. Rodgin Cohen, Esq.
Mitchell S. Eitel, Esq.
Facsimile:	(212) 558-3588

If to Golden West, to:

Golden West Financial Corporation
1901 Harrison Street
17th Floor
Oakland, California 94612
Attention:	Michael Roster, Esq.
Facsimile:	(210) 767-5808

with copies to:

Wachtell, Lipton, Rosen & Katz
55 West 52nd Street
New York, New York 10019
Attention:	Edward D. Herlihy, Esq.
Lawrence S. Makow, Esq.
Facsimile:	(212) 403-2000

9.07. Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of Wachovia and Golden West regarding the transactions contemplated hereby and supersede any and all other oral or written agreements previously made or purported to be made, other than the Confidentiality Agreement, which will survive the execution and delivery of this Agreement and will not impair the rights of a party to make a response or propose amendments or modifications as contemplated by the final proviso to Section 6.02(c)). No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied on by any party in entering into this Agreement. Except for Section 6.11, which is intended to benefit the Indemnified Parties to the extent stated, nothing expressed or implied in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any person other than Wachovia, Merger Sub and Golden West.

9.08. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

9.09. Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement or the Confidentiality Agreement, before the Effective Time, Wachovia may revise the structure of the Merger or otherwise revise the method of effecting the Merger and related transactions, provided that (1) such revision does not alter or change the kind or amount of consideration to be delivered to the shareholders of Golden West and the holders of Golden West Stock Options, (2) such revision does not adversely affect the tax consequences to the shareholders of Golden West, (3) such revised structure or method does not materially delay consummation of the transactions contemplated by this Agreement in relation to the structure contemplated herein, and (4) such revision does not, and is not reasonably likely to, otherwise cause any of the conditions set forth in Article VII not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof). This Agreement and any related documents will be appropriately amended in order to reflect any such revised structure or method.

[Signatures appear on following page.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

WACHOVIA CORPORATION

By:	/s/ G. Kennedy Thompson
Name:	G. Kennedy Thompson
Title:	Chairman, President and
Chief Executive Officer

BURR FINANCIAL CORPORATION

By:	/s/ G. Kennedy Thompson
Name:	G. Kennedy Thompson
Title:	President and
Chief Executive Officer

GOLDEN WEST FINANCIAL CORPORATION

By:	/s/ Herbert M. Sandler
Name:	Herbert M. Sandler
Title:	Chairman and
Chief Executive Officer

By:	/s/ Marion O. Sandler
Name:	Marion O. Sandler
Title:	Chairman and
Chief Executive Officer

Signature Page to Merger Agreement